January 12, 2006

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

RE:	Avino Silver & Gold Mines Ltd. (the "Company") Form 20-F for the year ended January 31, 2005, Filed July 22, 2005 (the "Form 20-F"), File No. 000-09266

We act as counsel for the Company and write in connection with the comment letter dated January 6, 2006 (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") commenting on the Form 20-F. On behalf to the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

Quantitative and Qualitative Disclosure about Market Risk, Page 37

1.
We note that you have indicated this disclosure is not applicable, due to your claimed status as a “small business issuer.” Though small business issuers, i.e., domestic issuers subject to the requirements of Regulation S-B, are exempt, there is no corresponding exemption from this disclosure for foreign private issuers. Accordingly, please amend your filing to address the requirements of and include the disclosures required by Item 11 of Form 20-F, as applicable.

Pursuant to our discussions with Donald F. Delaney, we confirm that no amendments are required and that this comment has been settled.

Auditors’ Report, Page 41

2.
Your auditors indicated that their audits were performed in accordance with generally accepted auditing standards in Canada and the United States. However, PCAOB Auditing Standard No. 1 requires that, when auditors conduct their audits in accordance with the auditing and related professional standards of the PCAOB, the auditors must refer to “the standards of the Public Company Accounting Oversight Board (United States).” Please have your auditor provide you with a revised audit opinion that complies with the PCAOB auditing standard, and amend your filing to include the corrected auditor’s opinion.

The revised auditor’s audit report, a copy of which is attached hereto, will be included with the Form 20-F/A which will be filed once the comments raised in the Comment Letter have been settled.

Statements of Operations and Deficit, Page 43

3.
We note you have classified C$391,899 of “due diligence” costs related to your review of Cia de Minera Mexicana de Avino, S.A. de C.V. (“Cia de Minera”) as other income and expenses. However, in note 5 to your financial statements, it appears that a substantial portion of this amount represents advances you made to Cia de Minera to support its operations rather than due diligence costs. Additionally, as you consider the company to be in the “exploration stage,” it is unclear why any due diligence costs would not be considered as operating and administrative expenses. Tell us why you believe your characterization of these costs as other income and expenses is appropriate, citing all underlying authoritative accounting literature that supports your position.

The Company considers itself to be in the "exploration stage" with relation to its properties in Canada where exploration activities are occurring.  The Company is not in the business of acquiring other companies so the proposed acquisition of Cia de Minera is not part of its normal business activities.  The due diligence costs in question, including the costs to support Cia de Minera’s operations, are being incurred to facilitate the acquisition and not support an active mine.  As a result, all of the “due diligence” costs are recorded as other income and expenses.

Management has referred to the Canadian Institute of Chartered Accountant's Handbook, Section 1520, for guidance on what items should be distinguished separately in arriving at the income or loss before discontinued operations and extraordinary items on the income statement.  Included in that list of items are “other income and expenses”, defined as revenue, expenses, gains or losses resulting from items that do not have all of the characteristics of extraordinary items but result from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of the entity.

Closing Comments

In connection with the responses to the points raised in the Comment Letter, attached hereto is an acknowledgement of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned. Once the comments raised in the Comment Letter have been settled, we will tend to filing a Form 20-F/A via EDGAR to reflect same.

Yours truly,

SANGRA MOLLER LLP

Per:  /s/ Stewart L. Muglich
Stewart L. Muglich
(New York State Bar No. 098563)
SLM/tp

cc.           Securities and Exchange Commission
Attention: Donald F. Delaney

Avino Silver & Gold Mines Ltd.
Attention: Connie Lillico, Corporate Secretary

Vellmer & Chang
Chartered Accountants *
Suite 505 - 815 Hornby Street
Vancouver, B.C., V6Z 2E6, Canada
Tel: 604-687-3776, Fax: 604-687-3778
* denotes a firm of incorporated professionals

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended January 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended January 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

“Vellmer & Chang”
Vancouver, Canada                                                                                                                                                                                             (formerly “Hoogendoorn Vellmer”)
April 29, 2005                                                                                                                                                                                                 Chartered Accountants

COMMENTS BY AUDITORS ON
CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Vellmer & Chang”
Vancouver, Canada                                                                                                                                                                                 (formerly “Hoogendoorn Vellmer”)
April 29, 2005                                                                                                                                                                                       Chartered Accountants

ACKNOWLEDGEMENT

In connection with the responses to the points raised in the letter from the Securities and Exchange Commission (the "SEC") dated January 6, 2006, Avino Silver & Gold Mines Ltd. (the "Company") hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated the 11th day of January, 2006.

AVINO SILVER & GOLD MINES LTD.

By:        /s/ David Wolfin

Name:    David Wolfin

Title:         President